Exhibit 99.8

ICI TO ACQUIRE THE SHAW MUDGE FRAGRANCE BUSINESS

ICI has agreed to acquire the fragrance business of Shaw Mudge & Company for an undisclosed price. Shaw Mudge is a privately held fragrance house specializing in creating, marketing and selling fragrances for a number of consumer applications, in particular hair care, which is one of its key competitive strengths.

Headquartered in Shelton, Connecticut, US, the business made sales of US$19 million in 2005. The gross assets being acquired were valued at US$3.6 million (£2.1 million) as at 31 December 2005. The consideration will be settled from ICI's existing cash resources.

This acquisition is in line with ICI’s "grow aggressively" strategy for its Quest fragrance business. It will support Quest’s important market position in hair care, open up opportunities at a select number of targeted customers and build on the company’s relationship with Procter & Gamble.

This transaction is expected to be completed during the next 30 days.